2025 REPORT

Aerial Resupply Coffee


RESUPPLY
COFFEE COMPANY
LIFELINE
LIGHT ROAST
AERIAL
RESUPPLY
COFFEE COMPANY
M.O.A.B.
AERIAL
RESUPPLY
COFFEE COMPANY
FIREWATCH
MEDIUM ROAST
TEAR HERE FOR COFFEE
AERIAL
RESUPPLY
COFFEE COMPANY
CAVALRY
BOLD DARK BLEND

Dear investors,

2025 was a hard year for a lot of small businesses. Inflation, tariffs, rising input costs — we felt all of it. But we came out the other side stronger, leaner, and more focused than ever. We closed the year at $460k, up 92% from 2024, with no paid advertising and no outside capital. Just mission, product, and people who believe in what we're building.

2026 is a different story. We're expanding wholesale accounts, growing our subscription base, and building the infrastructure to scale this brand the right way. The crowdfunding raise on Wefunder is live and already gaining momentum — because people see what we see.

ARC exists to be the veteran-owned coffee brand that actually stayed veteran-owned. That's the mission. That's the market. And we're just getting started.

Thank you for being part of this. — Mike

We need your help!

The Company encourages investors to leverage their networks to identify potential wholesale accounts — offices, restaurants, hotels, and corporate coffee programs. A direct introduction to a decision-maker is the highest-value action any investor can take to support near-term revenue growth. Contact us at **info@aerialresupplycoffee.com**.

Sincerely,

Michael Klemmer

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
Revenue grew 92% year-over-year, from $240,000 in 2024 to $460,000 in 2025, with no paid advertising.	The Company reduced headcount in 2025 to achieve profitability, resulting in operational strain during the transition.
Repeat customer rate held at 55–60%, roughly double the DTC industry average.	Rising input costs driven by inflation, tariffs, and weather events in coffee-producing regions

compressed margins in H1 2025.

The Company expanded its wholesale presence, adding commercial accounts and operating a retail roastery in Charlottesville, Virginia.

The Company streamlined its product offerings and raised prices to reflect market conditions, creating short-term revenue headwinds.

2025 At a Glance

January 1 to December 31


$$$$

$452,696 **+37%**
Revenue



$10,848
Net Profit


IOU!

$56,640 **+51%**
Short Term Debt



$0
Raised in 2025



$26,500
Cash on Hand
As of 03/30/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$452,696



$329,276
-$196,552
$10,848
2024
2025

Net Margin: 2% Gross Margin: 53% Return on Assets: 13% Earnings per Share: $0.11

Revenue per Employee: $226,348 Cash to Assets: 21% Revenue to Receivables: 12,594 Debt Ratio: 447%

Aerial_Resupply_Financial_Report.pdf

Aerial_Resupply_Financials_and_CPA_Review_Report_2021_and_2022.pdf

2023_aerial.pdf

Aerial_Resupply__LLC_Financial_Statement_2024_Unaudited.pdf

Aerial_Resupply__LLC_GAAP_Financial_Report_2025.pdf

We ❤ Our 356 Investors

Thank You For Believing In Us

Andrew Douglas...
Michael Buschman
Brian Oakley
Aaron Freed
Martin Weilhamer
Morgan Dyson
Laury Lancaster
Gnanavel Sambandam
James Flanagan
Dwight Alworth
Trudy Duncan-Rayburn
Miguel Hobbs

Keith Kay
Daniel Montes
Greg Prichard
Christopher Nachand
Seth Rounds
Tiffanee C. Lang
Jonathon Morgan
Leigh Harrison Eintoft
Harm Bos
Jonathan Paquette
April Sargent
Kyle Karstens

David J Geaney
Mitchell Pitts
Nelson Tepfer
Paul Kapsar
George Sadler
Michael Kirilenko
Gregory Funk
Michael McGuire
Thomas Dougherty
Caleb Sheffield
Monica Castano
Troy Albuck

Pete Rosskamm
Jared Dingus
Kevin Brewer
Gregory Montgomery
John Kerkhoff
Garrett Lynn Williams
Andrew Yarbrough
Richard Loar
Dave Ruskey
Daniel Yanklowitz
Jeremy Wiebe
Sean Jokic

Kyle Charpie
Daniel Bishop
Travis Smalls
Victor G. Freeman Jr
Todd D McMillan
James Slaughter
Matthew Holzmann
S F
Joshua Bopp
Anthony James...
Paul Vavra
Tom Slama

Jeff Schulman
Elizabeth Shirey
Alexis Feinberg
Michael Klemmer
Will Hughes
Ian Tarasevitsch
Ben THOMAS
Stephen Bates
David A Miller
Robert Angulo
Nate Boaz
Dan Sipel

Andrea Schindler	Roy Tincher	William Riehl	Ryan Grimes	Pete Bernritter	Eric Santiago
William Quinn	Fermin Sanchez	Mike Riggenbach	Michele Haberlach	Roderick Cox	Wade Woodring
Daniel Whisnant	Isaac Rademacher	Ari Cohen	Michael Drake	Steve Harroun	Christopher Isensee
Robert Schomaker	Andrew Gross	Patrick Frino	Robert Stiles	Joe Bettinger	Austin Grathwohl
Keith Maly	Edward Kelly Medlock	Michael J. Mulkey	Nicholas Tang	Joshua Perry	Brian Balazs
Kevin Robinson	Tia Wood	Courtney Zaugg	Michael E. Bielewicz	Wendy C. Bunting-Rober	Ben Bateman
William Portales	Robb Lee	Rulon Johnson	Justin Middlebrook	Matthew Klemmer	Richard Hammond
Ryan Pauken	Chelsea Tersavich	Brad Elhart	Ryan Pickett	Nick Henson	Nicholas Barkley
Chris Lancia	Nevon Burney	Mike Dirnberger	Mike Brissett	Matthew Fish	Jonathan Morrison
Cory Bendall	Deirdre Rogers	Marina Rabinek	Robert Groff	Jeromy Sigler	John S Sones
Juli H	Michael Burke	A K	Caleb Wittstruck	Mark McCarroll	Christopher Micena
Jo Lew	Christopher "Chris"...	Joel Graham	Scott Kjendlie	Christopher Schmidt	Josh Callahan
William Dixon Johnson	Jake Sotomayor	Joseph Feathers	Mike Porfirio	Christopher IRA...	Eric Beaverson
Steven Fief	Michael Indyck	Tiffany Poston	Jessica Soderbeck	Lance Sapera	Joe McAlarnen
Ethan Long	Craig Kovalcheck	Philip Biersdorfer	Colin McManus	Amish Smith	William Parsons
Alia Schenck	Ceir Coral	Jamie Efaw	Justin M	Patrick Flynn	Michael Harbin
Margaret Burnett	Gordon Sumner, PhD	Marvin D	Brian Spegal	Saverio Perrotta	Salvatore Forlenza
Vincent Michel	Michael Wright	Ryan Raftery	Glenn Light	Sean Bailey	Brenna Van Stone
Alexander Howell	Ben Hofstetter	Hx WS	Sebastian Whiting	Greg McLane	Shane V
Ryan Kelly	Robert Nay	Miller J	Carl S Mackert	Bryan Colasacco	Charles Nemer
Omar Marr	Robert Pixley	Killian Nowrey	Gina H	Mike Barnum	Eric Muessel
Travis Peaden	Nick Henson	Kent A Groves II	Michael Gosselin	Cheryl Lockhart	Marcus Tyler
Michael Smith	Drew Warninghoff	Jerry VanHook	Kylie Grinwald	David Lane	Teresa Horton
At Cece	Don McKeefery	Forrest Thomas	Sheldon Morgan	Jason A Petrishin	Deirdre Rogers
David Mintus	Lucas Velmer	Jason Henderson	Jeffrey Heredia	Patrick Petrey	Kirk Nast
Jonathan Tedford	Spenser Blum	Patrick Roddy	Matthew Gryskewicz	Derek Olsen	Justin Joseph
Bobbi And Brett Miller	Ryan Atchison	Jon Schumacher	Mark Cochran	Thomas Brashears	Cody Meares
Johnnie O'Neal	Joseph S. Hocog	Jon Milner	Jeremy Tomaino	Ryan L. Guth	Tommy Jones
Matthew Webb	Trevor Henry	Luke Shabro	Christy Adkins Butler	Max Giudice	Raul Jabalera
Michael Klobnak	Theresa Carender	Bradley Brill	Andy Kesterson	Daniel Brown	Cory Geisler
Jason Tucker	Odysseas Trikolas	Herb Honaker	Samantha Booth	Dean Allen Powers	Ryan Durand
Keith Bryson	Melinda Van Dyk	William Blessing	Fernando Estrada Jr	Michael Holmes	Jason Romashko
Stephen Roby	Justin Underwood	Mark Moore	Brian Smith	Ron Vinyard	Michael E Kozlarek
John H	Senthil K	Murat Erdeviren	Christopher Broome	Lourd Daniel Tizon	Britta Landeck
Todd Bluedorn	Daniel Lorentz	Daniel Morris	Donald Keith Lester	Jerod Eastman	Charles Finfrock
Kevin Nalette	Erin Nave	William Jones	Roberto Cortez	Thomas Williamson	Brian McGarry
Brian Diehl	Emanuel Pierre	Greg Miller	Emmanuel Geniz	Jeff Nors	David Thompson
Michael Shawn Farley	Andrew Adams	Paul Aldaya	Cheri Atkins	Jeremy Daniels	Cory Brown
Michael D Dishman	Anthony Rush	Teresa Greer	Spiros Fafalios	Brian DAVIS	Richard Saad
Vincent Savino	Lilly Le	Troy W Gardner	Shawn Thibodeau	Kermit D Huebner	Joshua Jones
Brian OKeefe	Jc Bailey	Patrick Mullen	Richard Wesley Deviers	Michael Senft	William Cobb
Kathryn Boelter	Doug Cochrane	Rafael Baptista	David Saunders	Jason Settle	Andrew Ishmael
Stephen Macomber	Eli D	Rob Meyersohn	Mai Lee Tran Smith	Suzen Collins	Joshua Daubenspeck
Gerald Heyne	Jeffrey C. Miller	Joe McDonnell	Brandon Tull	Daryel Fagala	Stephen Thorpe
Roger Vogel					

Thank You!

From the Aerial Resupply Coffee Team



Michael Klemmer in

Founder & CEO

20-Year U.S. Army Veteran and Bronze Star Recipient building Aerial Resupply Coffee

Details

The Board of Directors

Director	Occupation	Joined
Michael Klemmer	Founder @ Aerial Resupply Coffee	2021

Officers

Officer	Title	Joined
Michael Klemmer	CEO	2021

Voting Power

Holder	Securities Held	Voting Power
Michael Klemmer	100,000 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2024	$311,102		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Securities Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	100,000	100,000	Yes

Warrants: 0
Options: 0

Form C Risks:

As we grow our customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Michael Klemmer is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We will rely upon a private label beverage manufacturer to produce and further develop our manufactured coffee products and a third party fulfillment center to process and ship customer orders generated by our website and other portals. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with our manufacturing and fulfillment partners and our ability to integrate their roles with our online marketing and customer service operations. If we are unable to smoothly integrate these third party operations into our business, or if we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customer in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to the veteran owned coffee space include major and minor companies in the United States, including Black Rifle Coffee Company, Blackout Coffee, the Military Java Group, as well as many other internet boutique companies. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development. These competitors may also in the future compete with us in recruiting and retaining qualified personnel, brand reach and distribution, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the

with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation.

Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Aerial Resupply, LLC

Virginia Limited Liability Company
Organized July 2021
2 employees
705 Dale Ave, Suite E
Charlottesville VA 22903 https://aerialresupplycoffee.com/

Business Description

Refer to the Aerial Resupply Coffee profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Aerial Resupply Coffee is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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